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                            December 15, 2021

       Julie Bimmerman
       Interim Chief Financial Officer and Treasurer
       Rollins, Inc.
       2170 Piedmont Road , N.E.
       Atlanta, GA 30324

                                                        Re: Rollins, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Filed February 26,
2021
                                                            Form 10-Q for the
Fiscal Quarter Ended September 30, 2021
                                                            Filed October 29,
2021
                                                            File No. 001-04422

       Dear Ms. Bimmerman:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-Q for Fiscal Quarter Ended September 30, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       19

   1. Please disclose how you expect COVID-19 (and the resulting increase in people working from or confined to
their homes) to impact your future operating results, including whether you expect that
COVID-19 will impact future operations differently than how it affected the current
period. If possible, please also disclose the extent to which you believe revenue gains
are attributable to COVID-19, pricing changes, or general growth in the market for your
services.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Julie Bimmerman
Rollins, Inc.
December 15, 2021
Page 2

       You may contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameJulie Bimmerman                       Sincerely,
Comapany NameRollins, Inc.
                                                        Division of Corporation
Finance
December 15, 2021 Page 2                                Office of Trade &
Services
FirstName LastName